UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15026070

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC

SEC FILE NUMBER
8- 08193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.E. Powell & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Northpointe Circle Suite 304
(No. and Street)

Seven Fields	PA	16046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrea Vadas Evancho 724-776-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly
(Name – *if individual, state last, first, middle name*)

20 Stanwix Street Suite 800	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrea Vadas Evancho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.E. Powell & Company Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer / Chief Compliance Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Kelly L. Daye, Notary Public
Seven Fields Boro, Butler County
My Commission Expires July 24, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.E. Powell & Company, Inc.

Financial Statements and
Supplementary Information

Including Report of Independent Registered
Public Accounting Firm as of and for the Year Ended
December 31, 2014

(Filed as CONFIDENTIAL Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934)

BAKER TILLY

formerly
ParenteBeard

Baker Tilly Virchow Krause, LLP
20 Stanwix St, Ste 800
Pittsburgh, PA 15222-4808
tel 412 697 6400
tel 800 267 9405
fax 888 264 9617
bakertilly.com

Report of Independent Registered Public Accounting Firm

Stockholders of
E.E. Powell & Company, Inc.
Seven Fields, Pennsylvania

We have audited the accompanying statement of financial condition of E.E. Powell & Company, Inc., as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of E.E. Powell & Company, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.E. Powell & Company, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in pages 11-14 has been subjected to audit procedures performed in conjunction with the audit of E.E. Powell & Company, Inc.'s financial statements. The supplemental information is the responsibility of E.E. Powell & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania
February 27, 2015

E.E. Powell & Company, Inc.

Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 66,744
Deposit With Clearing Organization	50,000
Receivable From Clearing Organization	215,093
Prepaid Expenses and Other Assets	19,648
Furniture and Equipment, Net of Accumulated Depreciation of $29,413	19,496
Total Assets	$ 370,981

Liabilities and Stockholders' Equity

Liabilities	
Accrued Payroll and Related Liabilities	$ 40,412
Accrued Rent	1,131
Total Liabilities	41,543
Stockholders' Equity	
Common stock, no par value, 100,000 shares authorized, 32,191 shares issued and outstanding	321,913
Paid in Capital	31,969
Accumulated Deficit	(24,444)
Total Stockholders' Equity	329,438
Total Liabilities and Stockholders' Equity	$ 370,981

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Operations
Year Ended December 31, 2014

Revenues	
Commissions and Fees	$ 872,954
Net Trading Gains	216,363
Mutual Funds – Direct Sales	134,630
Interest and Dividends	2,026
Total Revenues	1,225,973
Expenses	
Employee Compensation and Benefits	997,914
Other Operating	84,390
Occupancy	66,352
Commissions and Clearance Fees	52,006
Communications and Data Processing	11,675
Quotation Services	16,890
Interest	673
Total Expenses	1,229,900
Loss Before Income Tax Expense	(3,927)
Income Tax Expense	-
Net Loss	$ (3,927)

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2014

	Common Stock	Paid In Capital	Accumulated Deficit
Balance, Beginning of Year	$ 321,913	31,969	$ (20,517)
Net Loss	-	-	(3,927)
Balance, End of Year	$ 321,913	31,969	(24,444)

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows From Operating Activities	
Net Loss	$ (3,927)
Adjustments to Reconcile Net Income to Net Cash Used In Operating Activities:	
Depreciation	1,358
Changes in assets and liabilities:	
Receivable From Clearing Organization	21,064
Prepaid Expenses and Other Assets	(5,562)
Accrued Payroll and Related Liabilities	(442)
Accrued Rent	(1,940)
Net Cash Provided by Operating Activities	10,551
Cash Flows Used In Investing Activities	
Purchase of Furniture and Equipment	(16,331)
Decrease in Cash	(5,780)
Cash, Beginning of Year	72,524
Cash, End of Year	$ 66,744
Supplemental Disclosure Of Cash Flow Information	
Interest Paid	$ 673

See notes to financial statements

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

E. E. Powell & Company, Inc. (the "Company") is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in Pittsburgh, Pennsylvania, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

On April 3, 1994, the Company went fully disclosed, thereby becoming an introducing broker. By doing such, the Company can accept customer orders but elects to clear through another broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains customer records. The Company no longer carries security accounts for customers or performs custodial functions relating to customer securities.

The Company evaluated subsequent events for recognition or disclosure through February 27, 2015, the date the financial statements were available to be issued.

Revenue Recognition

Accounting principles generally accepted in the United States of America require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis.

Deposit With Clearing Organization

The Company is required to maintain a special reserve account under the requirements of the Securities and Exchange Commission ("SEC") Rule 15c3-3 Reserve Requirements for Margin Related to Security Futures Projects that is not available for operations. Accordingly, this reserve account, consisting of cash, is not included in cash in the statement of financial position.

Receivable From Clearing Organization

Receivable from clearing organization represents unsecured deposits held by the Company's clearing broker. Receivables from clearing organizations are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets which range from 5 to 7 years. Depreciation expense was $1,358 in 2014.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertainty in income taxes by using a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold is met. Management determined there were no tax uncertainties that met the recognition threshold at December 31, 2014.

The Company is subject to federal income tax and state income taxes in Pennsylvania. The Company is no longer subject to examination by federal or Pennsylvania taxing authorities for years before 2011.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Income Taxes

A deferred tax liability of $406 resulting from temporary differences in the Company's book and tax bases of accounting has been recognized at December 31, 2014. This liability has been offset by a deferred tax asset, consisting primarily of Pennsylvania net operating loss carryforwards. A valuation allowance equal to this amount was established as these deferred tax assets will not be realized until the Company produces taxable income. The Company has state net operating loss carryforwards of approximately $46,000. These carryforwards expire beginning in the year 2023.

3. Line of Credit

The Company has a line of credit with a bank available for borrowings of up to $100,000. Interest is payable at the prime rate plus one and a half percent (4.75% at December 31, 2014). There were no borrowings outstanding at December 31, 2014.

4. Operating Lease

The Company has an operating lease for office space. Rent expense was $69,193 for the year ended December 31, 2014. The Company's future minimum rental payments under the noncancellable operating lease as of December 31, 2014 are as follows:

Year Ending December 31:	
2015	$ 35,072
Total	$ 35,072

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, shall not exceed a ratio of 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $290,294 at December 31, 2014, which was $40,294 in excess of its required net capital of $250,000. The Company's net capital ratio was .14 to 1 at December 31, 2014. No material differences exist between the net capital presented in these financial statements and the net capital reported in the December 31, 2014 FOCUS filing.

6. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7. Retirement Plan

The Company sponsors a Simple IRA plan. Company contributions were $23,302 for the year ended December 31, 2014.

8. Exemptive Provisions of Rule 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements.

9. Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2014; consequently the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Creditors.

Supplementary Information
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2014
(See Independent Registered Public Accounting Firm Report)

Computation of Net Capital

Total Stockholders' Equity	$ 329,438
Deductions And/Or Charges	
Non-Allowable Assets:	
Furniture and Equipment, Net	19,496
Prepaid Expenses and Other Assets	19,648
Net Capital	$ 290,294

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	
Accrued Payroll and Related Liabilities	$ 40,412
Accrued Rent	1,131
Total Aggregate Indebtedness	$ 41,543

Supplementary Information
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2014
(See Independent Registered Public Accounting Firm Report)

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$ 2,770
Minimum Dollar Net Capital Required	$ 250,000
Net Capital Requirement	$ 250,000
Excess Net Capital	$ 40,294
Net Capital Less Greater of 10% of Total Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Required	$ (9,706)
Ratio: Aggregate Indebtedness To Net Capital	.14 to 1

Reconciliation With Company's Computation

Included In Part II Of Form X-17a-5 As Of December 31, 2014:	
Net Capital, As Reported In Company's Part II (Unaudited) Focus Report	$ 290,294
Net Audit Adjustments	-
Net Capital Per Page 11	$ 290,294

Supplementary Information
Schedule II - Computation for the Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014
(See Independent Registered Public Accounting Firm Report)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Supplementary Information
Schedule III – Information Relating to the Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014
(See Independent Registered Public Accounting Firm Report)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

E.E. Powell & Company, Inc.

Seven Fields, Pennsylvania

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2014 and for the Period June 1, 2014 through December 31, 2014

E.E. Powell & Company, Inc.

TABLE OF CONTENTS

BAKER TILLY

formerly
PARENTEBEARD

Baker Tilly Virchow Krause, LLP
20 Stanwix St, Ste 800
Pittsburgh, PA 15222-4808
tel 412 697 6400
tel 800 267 9405
fax 888 264 9617
bakertilly.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
E.E. Powell & Company, Inc.
Seven Fields, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) E.E. Powell & Company, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which E.E. Powell & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) E.E. Powell & Company, Inc. stated that E.E. Powell & Company, Inc. met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. E.E. Powell & Company, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E.E. Powell & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania
February 27, 2015

E.E. POWELL & COMPANY, INC.

Investment Securities Since 1929

200 Northpointe Circle
Suite 304
Seven Fields, PA 16046

Financial Industry Regulatory Authority
Securities Investor Protection Corporation

Telephone
(724) 776-7600
(800) 289-7865
Fax
(724) 776-7610

February 2, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report

To whom it may concern:

E.E. Powell & Company Inc. claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(ii) for the period June 1, 2014 through December 31, 2014. E.E. Powell & Company Inc. is an introducing broker/dealer who clears all transactions with and for customers on a fully disclosed basis with Pershing, and who promptly transmits all customer funds and securities to Pershing who carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker/dealer.

E.E. Powell & Company Inc. met the exemption provisions under SEA Rule 15c3-3 paragraph (k)(2)(ii) for the period June 1, 2014 through December 31, 2014 without exception.

Best regards,

Andrea Vadas Evancho
Treasurer
Chief Compliance Officer

E. E. Powell & Company, Inc.

Independent Accountants' Report on
Applying Agreed-Upon Procedures

For The Year Ended December 31, 2014

E.E. Powell & Company, Inc.

Table of Contents
December 31, 2014

BAKER TILLY

formerly
PARENTEBEARD

Baker Tilly Virchow Krause, LLP
20 Stanwix St, Ste 800
Pittsburgh, PA 15222-4808
tel 412 697 6400
tel 800 267 9405
fax 888 264 9617
bakertilly.com

Independent Accountants' Report on Applying Agreed-Upon Procedures

Stockholders
E. E. Powell & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by E. E. Powell & Company, Inc. , and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating E. E. Powell & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). E. E. Powell & Company's management is responsible for E. E. Powell & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers, supporting any adjustments, noting no differences; and
5. Compared the amount of the mid-year and final payment for the period ended December 31, 2014 applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania
February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*********1873*********************MIXED AADC 220
008193 FINRA DEC
E E POWELL & COMPANY INC
200 NORTHPOINTE CIR STE 304
SEVEN FIELDS PA 16046-7861

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Andrea Evancho 724-776-7602

2. A. General Assessment (item 2e from page 2) $ 2527.43

B. Less payment made with SIPC-6 filed (exclude interest) (1357.85)
7-28-2014
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 1169.58

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1169.58

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1169.58

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

E. E. Powell & Company Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of January, 2015.

Treasurer / Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1225,973
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	160,143
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	52,006
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	80
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	2100
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 674	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	674
Total deductions	215,003
2d. SIPC Net Operating Revenues	$ 1010,970
2e. General Assessment @ .0025	$ 2527.43
	(to page 1, line 2.A.)